January 9, 2017

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Re:	The Providence Service Corporation
Form 10-Q for the Fiscal Quarter Ended September 30, 2016
Filed November 9, 2016
File No. 001-34221

Dear Mr. Shenk:

The following information and comments are submitted in response to the letter dated December 8, 2016 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to The Providence Service Corporation (the “Company” or “Providence”), setting forth the comments of the Commission staff (the “Staff”) on the Form 10-Q filed by the Company on November 9, 2016 (the “Form 10-Q”).

The headings and numbered paragraphs below correspond to those set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 15: Discontinued Operations, Page 21

1.

You disclose you analyzed the quantitative and qualitative factors relevant to the Matrix stock subscription transaction and concluded that the company met the criteria for classification as discontinued operations in accordance with ASC 205-20. Please tell us the factors you considered to conclude that the transaction represented a strategic shift that has (or will have) a major effect on your operations and financial results. In so doing, quantify the major effect on your operations and financial results that has or will occur. In this regard, tell us the amount of the investment in Matrix you recorded upon the closing of the transaction and the effect of the transaction on your balance sheet.

Response: In concluding that CCHN Group Holdings, Inc. (together with its subsidiaries, “Matrix”) qualifies as discontinued operations following the stock subscription transaction pursuant to which Mercury Fortuna Buyer, LLC, an affiliate of Frazier Healthcare, subscribed for a 53.2% equity interest in Matrix (the “Matrix Transaction”), the Company considered ASC 205-20-45-1B, which provides that a “disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The following details the Company’s response to each of the requisite criteria to reporting of a discontinued operation:

Criteria	Company Response
The disposal is of a component of an entity or group of components	The Matrix Transaction involved the Company’s Matrix business, which constituted an operating and reporting segment.
The disposal represents a strategic shift	The Matrix Transaction constituted a disposal of a major line of business, as the Company no longer operates in the healthcare assessment services business.
The disposal will have a major effect on the Company’s operations	The Company’s management will no longer devote substantial time and resources to managing Matrix as it had while Matrix was a consolidated subsidiary of Providence.
The disposal will have a major effect on the Company’s financial results

On a pro forma basis for the Matrix Transaction, the Company’s results of operations, as measured by its primary operating measures, and its balance sheet will be significantly impacted. See below for further discussion.

700 Canal Street, Third Floor ● Stamford, Connecticut 06902 ● 203/307.2800 ● www.prscholdings.com

As noted in the Glossary for ASC 205, “A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.” As described in the Company’s Form 10-K for the year ended December 31, 2015, filed on March 11, 2016 (the “2015 10-K”), Providence is a holding company and each segment operates separately, with its own operations, management and infrastructure. There are no “shared” assets or workforce between the segments and the service lines of each segment are unique. The Company determined that Matrix was a component because the operations and cash flows of Matrix could be clearly distinguished, operationally and for financial reporting purposes.

In assessing whether a strategic shift occurred as a result of the Matrix Transaction, the Company noted ASC 205-20-45-1C, which identifies as examples of a strategic shift that have (or will have) a major effect on an entity’s operations and financial results as disposals of: (i) a major geographical area, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity.

Based on the Company’s operations, the Matrix Transaction constituted a disposal of a major line of business. Prior to the Matrix Transaction, the Company was comprised of three reportable and operating segments: Non-Emergency Transportation Services (“NET Services”), Workforce Development Services (“WD Services”) and Health Assessment Services (“HA Services”), each of which earns revenue from unique service offerings, as described in greater detail in the Business section of the 2015 10-K.

Matrix was the sole business and assets constituting the HA Services segment. As a result of the Matrix Transaction, the Company’s consolidated business has completely exited the health assessment services business, as the Company’s remaining consolidated businesses are non-emergency healthcare transportation services and workforce development and offender rehabilitation services, which are fundamentally different in nature from that of Matrix. Specifically, health assessment services differ from the Company’s remaining consolidated operations both in terms of how the services are performed and the types of services performed. Health assessment services are typically performed in-home by a full-time licensed nurse practitioner; non-emergency healthcare transportation service are performed by matching membership requests with third-party transportation providers; and workforce and offender rehabilitation services are performed primarily through operations centers. HA Services utilizes a national network of approximately 800 nurse practitioners (“NPs”), located across 35 states, to provide its services. The nurse practitioners do not perform services for any other Providence businesses. In addition, health assessment services are typically utilized by insurance providers to manage the healthcare outcomes of their members, whereas non-emergency transportation services are provided to managed care organizations or government programs and workforce and offender rehabilitation services are provided to individuals referred by government agencies, principally in the UK and other European countries.

While the Company maintains a minority interest in Matrix, as a result of the disposition, the Company’s management no longer devotes the substantial time and resources to managing Matrix as it had prior to the completion of the Matrix Transaction. Prior to the Matrix Transaction, Providence senior management interacted almost daily with Matrix in providing guidance and authorization for operational matters, including contract negotiations, personnel decisions and other routine matters. In addition, previously the Matrix segment manager participated and presented at the Providence board of director’s meetings, and the Providence board provided oversight and direction to Matrix. Following the Matrix Transaction, the Company interacts with Matrix primarily through its minority representation on Matrix’s board of directors (2 of 6 directors) and in connection with the Company’s financial reporting process. However, the Company is no longer involved in the day-to-day management or operations of Matrix, and no longer interacts frequently with Matrix in helping to access performance and allocate resources. The Matrix segment manager has not presented, and is not expected to present, to the Providence board at future meetings. In addition, prior to the Matrix Transaction, Providence management had the authority to direct all decisions of Matrix. The Company no longer has the authority to direct the day-to-day operations of Matrix, but rather provides oversight through its representation on the Matrix board of directors.

The characterization of the Matrix Transaction as a disposal of a major business line is also reflected in its impact on the Company’s Credit and Guaranty Agreement, dated as of August 2, 2013 (as amended from time to time, the “Credit Agreement”). In connection with the completion of the Matrix Transaction, Matrix was released as a guarantor of the Company’s obligations under its Credit Agreement and Matrix’s property is no longer pledged to secure such obligations.

The Company also noted the guidance in Example 5 of ASU 2014-08 (ASU 205-20-55-97 to 101), where the sale of 80% of the group of components of the entity serving one of its two product lines (baseball) constituted a shift in strategy that is reported in discontinued operations, even though it was in the same general industry (sports) as the other remaining business line (football). Similarly, while the Company’s remaining operations are broadly in the health services industry, the Matrix Transaction constituted the disposal of a specific line of business. The Company also considered its continuing exposure to the health assessments business through its retained interest in Matrix. In the Example 5, when accounting for its 20% ownership interest, the disposed product line would represent approximately 12% of the entity’s combined revenues. Under the same metric, Matrix would represent an even smaller percentage of the combined revenue of Providence, as its 46.8% interest would equate to approximately 6% of the Company’s combined revenues, based on the results for the year-ended December 31, 2015 and the six months ended June 30, 2016.

In assessing whether the strategic shift has a major effect on the Company’s operations and financial results, the Company considered the impact the disposition had on service revenue, operating income, profit before income taxes and Adjusted EBITDA, which represent the primary measures by which the Company’s management, stockholders, debt holders and analysts assess the Company’s ongoing performance.

For the year ended December 31, 2015, Matrix represented 13% of consolidated service revenue, 92.2% of consolidated operating income and $22.1 million of Profit Before Tax, whereas consolidated Loss Before Tax from continuing operations was $(2.3) million. In addition, Matrix represented 44% of the Company’s consolidated Adjusted EBITDA. For the six months ended June 30, 2016, Matrix represented 12% of consolidated service revenue, 42% of the consolidated operating income and 71% of consolidated profit before income taxes. In addition, Matrix represented 44% of the Company’s consolidated Adjusted EBITDA. As a result of the disposition of Matrix, each of these measures will be directly and materially impacted. The Company further notes that its definition of Adjusted EBITDA excludes equity in net earnings of investees, as well as discontinued operations, and therefore the results of Matrix is now excluded for all reported periods.

In addition, the Company’s balance sheet has been significantly impacted as a result of the Matrix Transaction. On a pro forma basis, as disclosed on Exhibit 99.1 of the Company’s Form 8-K filed on October 25, 2016, as of June 30, 2016, the Company’s assets were approximately 24% lower, the Company’s liabilities were approximately 50% lower and the Company’s stockholders’ equity was approximately 42% higher, each as compared to that previously reported with Matrix as a wholly-owned business. The pro forma balance sheet as of June 30, 2016 reflects an investment in Matrix of approximately $158.9 million, which represented approximately 20% of total assets. Note that the value of the Company’s retained interest is still being determined, but the percentage of the investment to total assets is not expected to change materially.

Based on the Matrix Transaction resulting in the Company’s complete exit from the health assessment services business and the impact the Matrix Transaction has on the Company’s consolidated financial results, the Company has therefore determined that Matrix qualified as a discontinued operation for purposes of the Form 10-Q.

If you have any questions or comments with respect to this response letter, please contact David Shackelton at (203) 307-2803.

Sincerely,
/s/ David Shackelton
David Shackelton
Chief Financial Officer

cc:	James Lindstrom, Chief Executive Officer
Sophia Tawil, General Counsel
Bill Severance, Chief Accounting Officer
KPMG LLP
Steven J. Slutzky, Debevoise & Plimpton LLP

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